UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 13, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

AmpliPhi BioSciences Corporation

File No. 333-193458 - CF#30597

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AmpliPhi BioSciences Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on January 21, 2014, as amended.

Based on representations by AmpliPhi BioSciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.18   through January 21, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary